Exhibit 99.1

ALTAGAS CONTINUES TO EXECUTE ON GROWTH STRATEGY IN NORTHEAST BC WITH INVESTMENT IN TOWNSEND INFRASTRUCTURE FOR LIQUID RICH MONTNEY DEVELOPMENT

Expansion of the Townsend Complex and capture area coupled with enhanced NGL recovery will provide producers with more options for energy exports

Calgary, Alberta (August 27, 2018)

AltaGas Ltd. (AltaGas) (TSX: ALA) announced today that it has entered into definitive agreements with Kelt Exploration (LNG) Ltd. (“Kelt”) to provide an energy infrastructure solution for the liquids-rich Inga Montney development located in northeast British Columbia (the “Commercial Arrangements”). The Commercial Arrangements underpin the expansion of the Townsend Complex, including the addition of a 198 MMcf per day of C3+ deep cut gas processing capacity (the “Townsend Deep Cut Facility”). The additional natural gas liquids will increase utilization in AltaGas’ existing liquids pipelines, position us well for an expansion of the North Pine fractionator to 20,000 bbls per day — which already has regulatory approval, and provide additional propane supply to the Ridley Island Propane Export Terminal (“RIPET”).

The Commercial Arrangements provide Kelt with firm processing of 75 MMcf per day of raw gas under an initial 10-year take-or-pay arrangement, and includes raw gas gathering, liquids handling, field fractionation and propane marketing arrangements including export through RIPET.

The expected commercial operations date of the Townsend Deep Cut Facility is expected in the fourth quarter of 2019. The infrastructure investment for expansion and increasing the capture area of the Townsend site is estimated to be $180 million. The economies of scale and synergies at the Townsend Complex will result in capital efficiencies approaching $750,000 per million cubic foot of deep cut capacity. The total value proposition delivers attractive returns for AltaGas that exceed standalone gas processing projects.

“We have significant investment opportunities ahead of us, with Gas being the primary growth driver followed by U.S. Utilities over the next few years,” said David Cornhill, Chairman and Interim co-Chief Executive Officer of AltaGas. “Our presence in the two most prolific gas plays; the Montney and Marcellus/Utica—positions us to participate in energy export projects on both coasts of North America. Additionally, the recent NEB approval of the TransCanada North Montney expansion will enable producers to move ahead with their growth plans. AltaGas with its strategic infrastructure in Northeast British Columbia is well positioned to be a part of that growth.”

Raw gas processing

Under the terms of the Commercial Arrangements, Kelt has the option during the first three years of the initial take-or-pay term to commit to additional firm processing at the Townsend Deep Cut Facility up to a total of 198 MMcf per day for a term of its choice, with an additional minimum take-or-pay commitment of ten years. AltaGas will construct 198 MMcf per day of deep cut natural gas processing capacity at the Townsend Complex. This will consist of the proposed and permitted 99 MMcf per day of deep cut capacity and the proposed and permitted modification of an existing 99 MMcf per day shallow cut capacity to enhanced NGL recovery.

Raw gas gathering, liquids handling and fractionation

The Commercial Arrangements include expansion of the raw gas gathering system at Townsend and AltaGas will provide firm transportation service on AltaGas’ existing liquids pipelines for Kelt’s share of C3+ and C5+ produced at the Townsend Deep Cut Facility to AltaGas’ North Pine Fractionation Facility (“North Pine”), where AltaGas will provide firm fractionation and terminalling services.

Energy exports

Kelt has entered into marketing arrangements with AltaGas whereby all of the company’s propane produced at North Pine will be exported through RIPET and will receive premium Far East Index pricing.

“AltaGas’ relationship with Kelt illustrates the value of our integrated solution, including gas processing, liquids handling, field fractionation, and energy export,” stated Mr. Cornhill. “Our ability to provide producers market access to premium Asian markets, with the soon-to-be completed Ridley Island Propane Export Terminal, is a competitive advantage for us.”

About AltaGas

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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FORWARD LOOKING INFORMATION

This news release contains forward-looking statements. When used in this news release, the words “may”, “would”, “could”, “can”, “will”, “become”, “intend”, “focus”, “possible”, “plan”, “develop”, “anticipate”, “target’, “believe”, “seek”, “propose”, “continue”, “future”, “priority”, “expect”, and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. This news release contains forward-looking statements with respect to, among other things, the expected completion of the Commercial Arrangements, including the details of such arrangement; the expected timing, size, cost and completion of the Townsend Deep Cut Facility; the expected synergies and economies of scale at the Townsend site; the expectation that gas and US utilities will be AltaGas’ primary growth drivers; expectations around Montney producer growth plans and execution of such plans, and the resulting benefits to AltaGas; the expected expansion of the raw gas gathering system at Townsend; and the expected competitive advantage of AltaGas energy export strategy. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.